April 10, 2026

Michael Clark
Chief Financial Officer
Contango Silver & Gold Inc.
516 2nd Avenue, Suite 401
Fairbanks, Alaska 99701

       Re: Contango Silver & Gold Inc.
           Registration Statement on Form S-3
           Filed March 30, 2026
           File No. 333-294720
Dear Michael Clark:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Paul Monsour, Esq.